News

FOR IMMEDIATE RELEASE
BMO Financial Group Announces Intention to Repurchase Up to 25 Million of its Common Shares
TORONTO, August 31, 2007 — BMO Financial Group (TSX, NYSE: BMO) today announced that the Toronto Stock Exchange has accepted notice of BMO Financial Group’s intention to purchase, for cancellation, up to 25 million of its common shares under a normal course issuer bid through the facilities of the Toronto Stock Exchange.
Purchases under the normal course issuer bid may commence September 6, 2007 and will end September 5, 2008. The common shares that may be repurchased represent approximately 5.0 percent of the public float. BMO Financial Group will determine the actual number of common shares that may be purchased and the timing of any such purchases. The price paid for the share purchases will be the market price of the shares at the time of acquisition.
As of August 27, 2007, 7,681,200 common shares were repurchased at an average price of $68.83 under the bank’s current normal course issuer bid, which will expire September 5, 2007. There were 498,032,857 Bank of Montreal common shares issued and outstanding as at August 27, 2007 and the public float was 497,353,019 common shares. The average daily trading volume for the 6 months ended July 31, 2007 was 1,421,954 shares.
BMO Financial Group’s Tier 1 capital ratio was 9.29 percent, as at July 31, 2007. The normal course issuer bid is being established as part of BMO’s capital management strategy.
Bank of Montreal’s common shares are listed on both the Toronto and New York stock exchanges.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $359 billion as at July 31, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial clients in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montréal, ronald.monet@bmo.com, 514-877-1873
Investor Relations
Steven Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Krista White, Toronto, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com